UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

M III Acquisitions Corp. (MIIIU)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

55378T203

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS J. Goldman & Co., L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 828,253
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 828,253

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 828,253
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3116%
12.	TYPE OF REPORTING PERSON (see instructions) IA

1.	NAMES OF REPORTING PERSONS	
	J. Goldman Capital Management, Inc.	
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	
	(see instructions)	
	(a) ☐	
	(b) ☐	
3.	SEC USE ONLY	
4.	CITIZENSHIP OR PLACE OF ORGANIZATION	
	Delaware, U.S.A.	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	828,253
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	828,253

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	
	828,253	
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	
	(see instructions) ☐	
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	
	4.3116%	
12.	TYPE OF REPORTING PERSON (see instructions)	
	CO	

1.	NAMES OF REPORTING PERSONS
	Jay G. Goldman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
		0
	6.	SHARED VOTING POWER
		828,253
	7.	SOLE DISPOSITIVE POWER
		0
	8.	SHARED DISPOSITIVE POWER
		828,253

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	828,253

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
	(see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	4.3116%

12.	TYPE OF REPORTING PERSON (see instructions)
	IN

Item 1.

    (a) **Name of Issuer:** M III Acquisitions Corp. (MIIIU)

    (b) **Address of Issuer's Principal Executive Offices:**

        3 Columbus Circle
        15th Floor
        New York, NY 10019

Item 2.

    (a) **Name of Person Filing:**

        This Statement is filed by: (i) J. Goldman & Co., L.P. ("JGC") with respect to Common Stock of the Company beneficially owned by J. Goldman Master Fund, L.P.; (ii) J. Goldman Capital Management, Inc. ("JGCM") with respect to Common Stock of the Company beneficially owned by J. Goldman Master Fund, L.P.; and (iii) Mr. Jay G. Goldman with respect to Common Stock of the Company beneficially owned by J. Goldman Master Fund, L.P.

    (b) **Address of the Principal Office or, if none, residence**

        The address of the principal place of business office of JGC, JGCM and Mr. Goldman is c/o J. Goldman & Co., L.P., 510 Madison Avenue, 26th Floor, New York, NY 10022.

    (c) **Citizenship**

        JGC and JGCM are organized under the laws of the State of Delaware. Mr. Goldman is a citizen of the United States of America.

    (d) **Title of Class of Securities**

        Common Stock

    (e) **CUSIP Number**

        55378T203

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    (a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e) [X] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

    (f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

    (g) [X] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

    (h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

    (j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a)   **Amount beneficially owned:**

             J. Goldman & Co., L.P. – 828,253

             J. Goldman Capital Management, Inc. – 828,253

             Jay. G. Goldman – 828,253

    (b)   **Percent of class:**

             J. Goldman & Co., L.P. – 4.3116%

             J. Goldman Capital Management, Inc. – 4.3116%

             Jay. G. Goldman – 4.3116%

    (c)   **Number of shares as to which the person has:**

        (i)   **Sole power to vote or to direct the vote:**

             J. Goldman & Co., L.P. – 0

             J. Goldman Capital Management, Inc. – 0

             Jay. G. Goldman – 0

        (ii)   **Shared power to vote or to direct the vote:**

             J. Goldman & Co., L.P. – 828,253

             J. Goldman Capital Management, Inc. – 828,253

             Jay. G. Goldman – 828,253

        (iii) **Sole power to dispose or to direct the disposition of:**

             J. Goldman & Co., L.P. – 0

             J. Goldman Capital Management, Inc. – 0

             Jay. G. Goldman – 0

        (iv) **Shared power to dispose or to direct the disposition of:**

             J. Goldman & Co., L.P. – 828,253

             J. Goldman Capital Management, Inc. – 828,253

             Jay. G. Goldman – 828,253

             JGC, JGCM and Mr. Goldman own directly no Common Stock. Pursuant to the terms of the investment advisory agreement between J. Goldman Master Fund, L.P. and JGC, JGC has investment and voting power with respect to the securities held by J. Goldman Master Fund, L.P. JGCM is the general partner of JGC. Mr. Goldman controls JGC.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

(a)   The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)   The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

J. GOLDMAN & CO., L.P.

February 13, 2018
Date

/s/ Adam J. Reback
Signature

Name: Adam J. Reback
Title: Chief Compliance Officer

J. GOLDMAN CAPITAL MANAGEMENT, INC.

February 13, 2018
Date

/s/ Jay G. Goldman
Signature

Name: Jay G. Goldman
Title: Director

JAY G. GOLDMAN

February 13, 2018
Date

/s/ Jay G. Goldman
Signature

AGREEMENT

       The undersigned agree that this Schedule 13G dated December 31, 2017 relating to the Common Stock of MIIIU shall be filed on behalf of the undersigned.

J. GOLDMAN & CO., L.P.

February 13, 2018
Date

/s/ Adam J. Reback
Signature

Name: Adam J. Reback
Title: Chief Compliance Officer

J. GOLDMAN CAPITAL MANAGEMENT, INC.

February 13, 2018
Date

/s/ Jay G. Goldman
Signature

Name: Jay G. Goldman
Title: Director

JAY G. GOLDMAN

February 13, 2018
Date

/s/ Jay G. Goldman
Signature